Exhibit 99.5

ATTENDANCE CARD
SIGNET GROUP plc – ANNUAL GENERAL MEETING 6 JUNE 2008

Signet Group plc

TO BE HELD AT:
The Café Royal, 68 Regent Street, London W1B 5EL
at 11.00 a.m. on 6 June 2008.
If you wish to attend this meeting in your capacity as a holder of ordinary shares and/or proxy, please sign this card and, on arrival, hand it to the
Company’s registrars. This will facilitate entry to the meeting.

Barcode:
Signature of person attending

Investor Code:

IMPORTANT: NOTES FOR COMPLETION OF FORM OF PROXY

1.	A member may appoint a proxy or proxies (who need not be a member of the Company) to exercise all or any of his rights to attend, speak and vote at the meeting. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words “the Chairman of the meeting or” and insert the name of your proxy in the space provided. Please initial the amendment.

2.	Please indicate how the proxy is to vote by placing an X in the appropriate box opposite each resolution. If this form is signed and returned without any indication as to how the proxy is to vote, he will exercise his discretion both as to how he votes and as to whether or not he abstains from voting on any resolution put to the meeting.

3.	Please execute and date the form of proxy. If the appointor is a corporation, this form of proxy must be executed under its common seal if any, or the hand of its duly authorised agent or officer, whose capacity should be stated. In the case of an individual, the proxy must be signed by the appointor or his agent, duly authorised in writing.

4.	This form of proxy must be completed and deposited by post or by hand, together with the power of attorney or other authority, if any, under which it is signed, or a copy of such power or authority certified notarially, or in some other way approved by the directors, with the Company’s registrars, at least 48 hours before the time appointed for holding the meeting or adjourned meeting. CREST members should use the CREST electronic proxy appointment service. CREST members should refer to note 3 of the Notice of Annual General Meeting enclosed with this form in relation to submission of a proxy appointment with CREST. The address of the Company’s registrars for hand delivery is Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR.

5.	If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this form of proxy has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

6.	A member may appoint more than one proxy in respect of shares comprised in the same holding. If more than one proxy is appointed a separate form of proxy should be completed for each person appointed and each form of proxy should show the number of shares to which it relates. Please photocopy this form and complete. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

7.	Any alteration made in this form of proxy should be initialled by the person(s) signing it.

8.	In the case of joint holders, the signature of only one of the joint holders is required but, if more than one votes, the vote of the senior (according to the order in which the names stand in the register in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the votes of the other joint holder(s).

9.	The “Vote Withheld” option is to enable you to abstain on any of the specified resolutions. Please note that a “Vote Withheld” has no legal effect and will not be counted in the votes “For” and “Against” a resolution.

10.	The proxy must attend the meeting in person to represent you. The completion and return of this form of proxy will not preclude a member from attending the meeting and voting in person.

PLEASE DETACH AND RETAIN THE ATTENDANCE CARD BEFORE POSTING THE FORM OF PROXY TO THE COMPANY’S REGISTRARS.

FORM OF PROXY
SIGNET GROUP plc – ANNUAL GENERAL MEETING 6 JUNE 2008		Signet Group plc

Bar Code:

I/We, being (a) holder(s) of ordinary shares of 0.9 US cents each in Signet Group plc, hereby appoint the Chairman of the meeting or the following person		Investor Code:

Name	No. of shares	Event Code:

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at 11.00 a.m. on 6 June 2008 and at any adjournment thereof.
I/We direct my/our proxy to vote on the resolutions set out in the notice convening the annual general meeting as follows and otherwise as he shall think fit.
Please tick box if this proxy appointment is one of multiple appointments being made.

RESOLUTIONS	Please mark ‘X’ to indicate how you wish to vote		Please mark ‘X’ to indicate how you wish to vote

1.	To receive the report and accounts for the year ended 2 February 2008	9.	To approve the extension of the Company’s UK Sharesave Scheme

2.	To approve the directors’ remuneration report for the year ended 2 February 2008	10.	To approve the extension of the Company’s US Stock Savings Scheme

3.	To declare a final dividend	11.	To approve the extension of the Company’s Republic of Ireland Sharesave Scheme

4.	To elect Lesley Knox	12.	To authorise the directors to allot shares

5.	To re-elect Robert Anderson	13.	To disapply statutory pre-emption rights on share allotments

6.	To re-elect Terry Burman	14.	To authorise the Company to make market purchases of its own shares

7.	To re-elect Robert Walker	15.	To adopt new Articles of Association

8.	To re-appoint the Company’s auditor

Signature	Date